UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PSIVIDA CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74440J101
(CUSIP Number)

Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74440J101

1. Names of Reporting Persons IRS Identification Nos. of above persons (entities only)
Pfizer Inc.  13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions)   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,862,093
8. Shared Voting Power 0
9. Sole Dispositive Power 1,862,093
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,862,093

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)             |_|

13. Percent of Class Represented by Amount in Row (11)   6.3%

14. Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. (“Pfizer”) with the U.S. Securities and Exchange Commission on July 16, 2007 (the “Schedule 13D”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of pSivida Corp. (the “Issuer”). This Amendment is being filed to update the percentage of Common Stock of the Issuer beneficially owned by Pfizer as a result of dilution due to equity issuances by the Issuer.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.                        Identity and Background

Item 2 is hereby amended and supplemented as follows:

This Amendment is filed on behalf of Pfizer, a Delaware corporation.  Pfizer is a research-based, global pharmaceutical company.  The principal address of Pfizer is 235 East 42nd Street, New York, New York 10017.

Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Pfizer’s directors and executive officers.

During the past five years, neither Pfizer, nor, to its knowledge, any of Pfizer’s directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                        Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Pfizer acquired the shares of Common Stock reported on this schedule for investment purposes, and such investment was made in Pfizer’s ordinary course of business. In pursuing such investment purposes, Pfizer may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as it deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, Pfizer routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, Pfizer’s liquidity requirements, and other investment considerations. Consistent with its investment research methods and evaluation criteria, Pfizer may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such factors and discussions may materially affect, and result in, Pfizer modifying its ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Pfizer reserves the right to formulate other plans and/or make other proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all Common Stock held by it, in public market or privately negotiated transactions. Pfizer may at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5.                        Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) The information set forth on the cover pages to this Amendment is incorporated herein by reference.

(b) The information set forth on the cover pages to this Amendment is incorporated herein by reference.

(c) Pfizer has not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Pursuant to a reincorporation from Australia to Delaware, United States effected by the Issuer in June 2008, Pfizer received one share of the Issuer’s common stock for every forty (40) ordinary shares held in pSivida Limited, the Issuer’s predecessor entity. Pfizer has not transacted in the Issuer’s or its predecessor’s equity securities since the filing of the Schedule 13D.

As a result primarily of offerings of Common Stock by the Issuer to certain institutional investors completed in January 2011, August 2012 and March 2014, and an underwritten public offering completed in July 2013, Pfizer’s ownership in the Issuer as reported on the Schedule 13D has been diluted.

The ownership percentage set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 29,412,365 shares of Common Stock outstanding as of February 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2015

Pfizer Inc.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary, Pfizer Inc.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF PFIZER INC.

Set forth below is the name, business address and present occupation or employment of each director and executive officer of Pfizer Inc. Except as indicated below, each such person is a citizen of the United States.

DIRECTORS OF PFIZER INC.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Dennis A. Ausiello	Director – Center of Assessment Technology and Continuous Health (CATCH) Physician-in-Emeritus – Massachusetts General Hospital	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
W. Don Cornwell	Founder and Retired Chairman and CEO – Granite Broadcasting Corporation	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
Frances D. Fergusson	President Emeritus – Vassar College	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
Helen H. Hobbs	Investigator – Howard Hughes Medical Institute	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
James M. Kilts	Founding Partner – Centerview Capital	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
Shantanu Narayen	President and CEO – Adobe Systems Inc.	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
Suzanne Nora Johnson	Former Vice Chairman – The Goldman Sachs Group, Inc.	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
Ian C. Read	Chairman and CEO – Pfizer Inc.	Pfizer Inc. 235 East 42nd Street New York, NY 10017
Stephen W. Sanger	Retired Chairman and CEO – General Mills Inc.	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
James C. Smith	CEO – Thomson Reuters	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017
Marc Tessier-Lavigne	President – The Rockefeller University	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017

EXECUTIVE OFFICERS OF PFIZER INC.

NAME	POSITION	ADDRESS
Ian C. Read	Chairman and Chief Executive Officer	235 East 42nd St. New York, NY 10017
Albert Bourla citizen of Greece	Group President, Vaccines, Oncology and Consumer Healthcare	235 East 42nd St. New York, NY 10017
Frank A. D’Amelio	Executive Vice President, Business Operations and Chief Financial Officer	235 East 42nd St. New York, NY 10017
Mikael Dolsten, M.D., Ph.D.	President, Worldwide Research and Development	235 East 42nd St. New York, NY 10017
Geno J. Germano	Group President, Global Innovative Pharma Business	235 East 42nd St. New York, NY 10017
Charles H. Hill	Executive Vice President, Worldwide Human Resources	235 East 42nd St. New York, NY 10017
Rady A. Johnson	Executive Vice President, Chief Compliance and Risk Officer	235 East 42nd St. New York, NY 10017
Douglas M. Lankler	Executive Vice President and General Counsel	235 East 42nd St. New York, NY 10017
Freda C. Lewis-Hall, M.D.	Executive Vice President, Chief Medical Officer	235 East 42nd St. New York, NY 10017
Anthony J. Maddaluna	Executive Vice President; President, Pfizer Global Supply	235 East 42nd St. New York, NY 10017
Laurie J. Olson	Executive Vice President, Strategy, Portfolio and Commercial Operations	235 East 42nd St. New York, NY 10017
Sally Susman	Executive Vice President, Corporate Affairs	235 East 42nd St. New York, NY 10017
John D. Young	Group President, Global Established Pharma Business	235 East 42nd St. New York, NY 10017